EXHIBIT 99.29
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                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


September 17, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES
$42,840,000 OFFERING OF TRUST UNITS
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CALGARY, September 17, 2003-Viking Energy Royalty Trust ("Viking") announces that it has entered into an agreement to sell, to a syndicate of underwriters led by Scotia Capital and including CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., and TD Securities Inc., 6,800,000 Trust Units at $6.30 per trust unit to raise gross proceeds of $42,840,000 on a bought-deal basis. The issue will be offered in all provinces of Canada. The issue will not be offered for sale in the United States. Closing is expected to occur on or about October 7, 2003.

Net proceeds from the issue will be used for general corporate purposes, debt reduction, and to fund ongoing capital expenditures.

Viking Energy Royalty Trust is an open-ended investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the trust units who receive monthly distributions of cash flow from the income. Trust units are traded on the Toronto Stock Exchange under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

A. Kirk Purdy                           or      Wayne King
President and Chief Executive Officer           Executive Vice-President and
                                                Chief Financial Officer

Viking Energy Royalty Trust
Suite 400 Calgary Place
330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4

Ph:        (403) 268-3175
Email:     vikingin@viking-roy.com
Internet:  www.vikingenergy.com